EXHIBIT 99.132
                                                                  --------------

                          ADVANTAGE ENERGY INCOME FUND

                     Information Circular - Proxy Statement

                For the Annual and Special Meeting of Unitholders
                     to be held on Wednesday, May 26th, 2004

SOLICITATION OF PROXIES

      This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by Advantage Investment Management Ltd., the manager (the "Manager") of Advantage Energy Income Fund (the "Trust", the "Fund" or "Advantage"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 26th day of May, 2004 at 3:00 p.m. (Calgary time) in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

      Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on April 16, 2004 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

      The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

      The persons named in the enclosed form of proxy are directors and/or officers of Advantage Oil & Gas Ltd. ("AOG" or the "Corporation") and/or the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

      The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or

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                                       2

against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

      Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

REVOCABILITY OF PROXY

      A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

      The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

      The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

      In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters

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                                       3

specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

      The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002 and May 28, 2003 (collectively, the "Trust Indenture").

      The Trust is authorized to issue an unlimited number of Trust Units. As at March 31, 2004, 38,166,885 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 31, 2004, no Special Voting Units had been issued. As at March 31, 2004 the Corporation also has outstanding $8,365,000 principal amount of 10% convertible unsecured subordinated debentures (the "10% Debentures"), $29,875,000 principal amount of 9% convertible unsecured subordinated debentures (the "9% Debentures") and $56,978,000 principal amount of 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures"). The 10% Debentures, 9% Debentures and 8.25% Debentures are convertible into Trust Units at conversion prices of $13.30 per Trust Unit, $17.00 per Trust Unit and $16.50 per Trust Unit, respectively, subject to adjustments in certain events. The 10% Debenture, 9% Debenture and 8.25% Debenture are collectively referred to as the "Debentures").

      At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

      When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

      To the best of the knowledge of the Trustee, the Manager, and the directors of AOG, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

      The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the directors and officers of AOG as a group as at March 31, 2004 is 6.2% (2,375,121 Trust Units). In addition, the directors and officers of AOG as a group own, directly or indirectly, $69,000 principal amount of Debentures.

QUORUM FOR MEETING

      At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders

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                                       4

present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

      All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution, which requires approval by a special resolution. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In addition, the Toronto Stock Exchange ("TSX") has requested that disinterested Unitholder approval be obtained in connection with the resolution authorizing the issuance of Trust Units (in lieu of cash) for payment of the annual performance fee to or as directed by the Manager and accordingly the officers of AOG and their associates and the Manager, its affiliates, officers, directors and their associates will not be entitled to vote in respect of such ordinary resolution. The amendments to the Trust Indenture which are proposed for consideration at the Meeting are made subject to implementation at the discretion of the Board of Directors based upon such factors as the Board of Directors may consider relevant.

MATTERS TO BE ACTED UPON AT MEETING

1.    Appointment of Trustee of the Trust

      The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2.    Selection of Directors of AOG

      Pursuant to the terms of the shareholder agreement dated as of May 24, 2001, between the Manager, AOG and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of AOG is to consist of a minimum of five (5) and a maximum of nine (9) members and was initially set at seven (7) members and is now being expanded to eight (8) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to designate two (2) of the members of the Board of Directors of AOG and the balance of the members of the Board of Directors of AOG are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of AOG. One of the directors so selected by the Unitholders will be the Chairman of the Board of Directors of AOG.

      The six (6) nominees for selection as directors of AOG by Unitholders are as follows:

      Ronald A. McIntosh
      Roderick M. Myers
      Steven Sharpe
      Lamont C. Tolley
      Rodger A. Tourigny
      Carol D. Pennycook

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                                       5

      The names and municipalities of residence of the six (6) persons nominated for selection as directors of AOG by Unitholders; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director; and the principal occupation of each are as follows:

                                Number of Trust
   Name and Municipality       Units Beneficially      Offices Held and Time as                 Principal
       of Residence           Owned or Controlled            Director(6)                       Occupation
---------------------------   -------------------   -----------------------------  ----------------------------------
Ronald A. McIntosh(2)(5)             38,811         Director since  September 25,  Chairman of NAV Energy  Trust,  a
Calgary, Alberta                                    1998                           publicly traded royalty trust

Roderick M. Myers(2)(3)(5)          286,151         Director  since  December 31,  Independent businessman
Calgary, Alberta                                    1996

Steven Sharpe(1)(3)                   8,225         Director since May 24, 2001    Managing    Partner    of   Blair
Toronto, Ontario                                                                   Franklin  Capital  Partners Inc.,
                                                                                   an investment banking firm

Lamont C. Tolley(1)                     Nil         Non-Executive   Chairman  and  Independent    businessman    and
Calgary, Alberta                                    Director since May 24, 2001    President  of Genex  Energy Inc.,
                                                                                   a private oil and gas company

Rodger A. Tourigny(1)(2)(5)          35,000         Director  since  December 31,  President of Tourigny  Management
Calgary, Alberta                                    1996                           Ltd.,   a  private  oil  and  gas
                                                                                   consulting company

Carol D. Pennycook                      Nil         Nominee                        Partner   at  the  law   firm  of
Toronto, Ontario                                                                   Davies  Ward  Phillips & Vineberg
                                                                                   LLP

Notes:

(1)   Member of Audit Committee.

(2)   Member of Independent Reserve Evaluation Committee.

(3)   Member  of  Human  Resources,   Compensation   and  Corporate   Governance
      Committee.

(4)   AOG does not have an executive committee of its Board of Directors.

(5) Each of Messrs. McIntosh, Myers and Tourigny owns 35,000 Trust Unit incentive rights. See "Remuneration of Directors of AOG". In addition, Mr McIntosh owns $69,000 principal amount of Debentures.

(6) The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post-reorganization Search on May 24, 2001.

      As stated above, pursuant to the Shareholder Agreement, the Manager is entitled to designate two (2) of the members of the Board of Directors of AOG. The Manager intends to designate the following persons as members of the Board of Directors of AOG:

      Kelly I. Drader
      Gary F. Bourgeois

      The names and municipalities of residence of Messrs Bourgeois and Drader; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director and the principal occupation of each are as follows:

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                                       6

    Name and        Number of Trust Units
  Municipality      Beneficially Owned or       Offices Held and Time as                    Principal
  of Residence           Controlled                     Director                            Occupation
-----------------   ----------------------   ------------------------------   --------------------------------------
Kelly I. Drader            688,948           President and Chief  Executive   President and Chief Executive  Officer
Calgary, Alberta                             Officer and Director since May   of AOG and the Manager
                                             24, 2001

Gary F. Bourgeois          517,560           Vice  President and Director     Vice President,  Corporate Development
Toronto, Ontario                             since May 24, 2001               of  AOG  and  Vice  President  of  the
                                                                              Manager

3.    Appointment of Auditors of the Trust

      The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP have been the auditors of the Trust since July 25, 2002.

      The Shareholder Agreement provides that the auditors of AOG will be the same as the auditors of the Trust.

      Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

4.    Trust Indenture Amendment Resolution

      Management presented to the Board of Directors of AOG certain proposed amendments to the Trust Indenture and after considering such amendments the Board of Directors of AOG determined to place before the Unitholders a special resolution approving amendments to the Trust Indenture as follows:

Non-Resident Ownership Constraint

      On March 23, 2004, the Federal Government announced proposed changes to the Income Tax Act (Canada) which may require income funds and royalty trusts such as the Trust to retain majority Canadian ownership in order to maintain their status as a "mutual fund trust" under the Income Tax Act (Canada). The proposed amendments to the Trust Indenture described below are intended to assist the Trust in maintaining the required Canadian ownership levels with a view to further ensuring that it is "not being maintained primarily for the benefit of non-residents" and thereby maintain its status as a "mutual fund trust".

      The Trust Indenture is proposed to be amended to provide that the Corporation shall, from time to time, take reasonable steps under the circumstances to monitor the number of Trust Units beneficially owned by non-residents of Canada (within the meaning of the Income Tax Act (Canada)) with a view to generally determining that the level of non-resident ownership remains at not more than 45% of the issued and outstanding trust units on a diluted basis (the "Ownership Threshold"). Upon the Board of Directors of AOG being advised that the level of non-resident ownership has exceeded the Ownership Threshold and continues to do so for four consecutive months, the Board of Directors is required to review strategies to maintain majority ownership of Trust Units by Canadian residents in order to ensure that the Trust is not being maintained primarily for the benefit of non-residents of Canada. In addition to any other strategies to maintain majority Canadian ownership which the Board of Directors may approve from time

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                                       7

to time, the Corporation will be authorized and entitled to implement non-resident ownership constraints including measures that would allow the Trust, the Transfer Agent and the Trustee to restrict issuance of units to non-residents of Canada and in some instances, to require certain non-residents of Canada to sell their Trust Units.

      If for any reason, the Trust was not able to maintain its mutual fund trust status, certain adverse consequences may arise for the Trust and its Unitholders, both Canadian and non-resident. Some of the significant consequences of losing mutual fund trust status are as follows:

o The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

o The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

o Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

o Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

Miscellaneous

      The Trust Indenture is also proposed to be amended to: (i) reflect the issuance of the 9 3/8% and 8.5% unsecured subordinated promissory notes of AOG and the note indentures with respect to same, which notes were issued in connection with the debenture financings completed on July 8, 2003 and December 2, 2003; (ii) indicate that the Trust's financial statements are to be mailed to Unitholders requesting same within 90 days of the applicable year end and 45 days of the applicable quarter end under the recently introduced National Policy 51-102 - Continuous Disclosure Obligations published by the Canadian Securities Administrators; and (iii) delegate from the Trustee to AOG, matters relating to the Trust's continuing qualification as a "mutual fund trust" under the Income Tax Act (Canada) including the implementation of non-resident ownership constraints as discussed above and set forth in Schedule "A" hereto.

Special Resolution

      At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "A" (the "Trust Indenture Amendment Resolution") amending the Trust Indenture in the manner described above and as set forth in Schedule "A". The Board of Directors of AOG recommends that Unitholders approve the Trust Indenture Amendment Resolution.

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                                       8

5.    Advance Unitholder Approval for Private Placements

      The Trust from time to time investigates opportunities to raise financing on advantageous terms. While the Trust has no specific plans at this time, it may undertake one or more financings over the next year that may be structured as private placements. Under the rules of the TSX, the aggregate number of Trust Units of a listed issuer which are issued or made subject to issuance (i.e., issuable under a purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of Trust Units outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless Unitholder approval has been obtained for such transactions.

      The application of the TSX 25% Rule may restrict the availability to the Trust of funds which it may wish to raise in the future by private placement of its securities.

      The TSX will accept advance approval by Unitholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance Unitholder approval is given. Accordingly, the Trust wishes to present to Unitholders a proposal to proceed with additional private placements over the next twelve months in excess of the TSX 25% Rule.

      As at March 31, 2004 the Trust had 38,166,885 Trust Units issued and outstanding. Accordingly, the Trust proposes that the maximum number of Trust Units which either would be issued or made subject to issuance under one or more private placements in the 12-month period commencing May 26, 2004 not exceed 15,000,000 Trust Units in the aggregate, or approximately 39%, of the Trust's issued and outstanding Trust Units.

      Any private placement proceeded with by the Trust under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

      (a)   it must be substantially with parties at arm's length to the Trust;

      (b)   it cannot materially affect the control of the Trust;

      (c) it must be completed within a 12-month period following the date the Unitholder approval is given; and

      (d) it must comply with the private placement pricing rules of the TSX, which currently require that the issue price per Trust Unit must not be lower than the closing market price of the Trust Units on the TSX on the trading day prior to the date notice of the Private Placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

              Market Price     Maximum Discount
            ----------------   ----------------
            $0.50 or less            25%
            $0.51 to $2.00           20%
            $2.00 and above          15%

            (for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest price at which the securities are convertible by the holders thereof).

      In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific Unitholder approval may be required.

      At the Meeting, Unitholders will be asked to consider the following ordinary resolution (the "Private Placement Resolution"):

            "BE IT RESOLVED THAT the issuance by the Trust in one or more private placements during the 12-month period commencing May 26, 2004 of up to 15,000,000 Trust Units, as more particularly described in and subject to the restrictions described in the Trust's Information Circular - Proxy Statement dated April 16, 2004, be and is hereby approved."

      In order to approve the ordinary resolution, a majority of the votes cast, in person or by proxy, at the Meeting on the Private Placement Resolution must be voted in favour thereof. In the event that the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of the number of Trust Units which exceed the TSX 25% Rule, without specific Unitholder approval. Such restriction could impede the Trust's timely access to required funds on favourable terms and thus affect the ability of the Trust to capitalize on opportunities that may arise.

6.    Issuance  of  Trust  Units  (in  lieu  of  cash)  for  Payment  of  Annual
      Performance Fee

      As set forth under the heading "The Manager - Management Fees", in accordance with Section 3.1 of the management agreement (the "Management Agreement") entered into by the Manager, AOG and the Trustee, as trustee for and on behalf of the Trust, dated May 24, 2001, the Manager is entitled to an annual fee (the "Performance Fee") equal to 10% of the Total Return Amount (as defined in the Management Agreement) for the Return Period (in this case being January 1, 2004 to December 31, 2004). Pursuant to the Management Agreement, the Manager has the option of receiving all or part of its Performance Fee in Trust Units at the "Unit Market Price" which is defined in the Management Agreement as "the weighted average trading price per trust unit for such Trust Units for the 10 consecutive trading days immediately preceding such date (in the present case being December 31, 2003) and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange...".

      For the year ended December 31, 2003, the Performance Fee was $19,592,085 and the Manager elected, pursuant to the Management Agreement, that 100% of the Performance Fee be payable in Trust Units, resulting in the issuance of 1,099,104 Trust Units of which 732,736 were allocated to the Manager and 366,368 were allocated to employees of AOG.

      The policies of the TSX dictate that the payment of the Performance Fee in Trust Units is considered to be a "share compensation arrangement" and, accordingly, the TSX has required that the payment in Trust Units of any Performance Fee earned by the Manager be approved by a majority of the disinterested unitholders of the Trust.

      The TSX has also required that a fixed number of trust units be approved pursuant to such resolution. In that regard, the Board of Directors of AOG has determined to fix the number of Trust Units that may be issued pursuant to the Performance Fee for the 2004 year to not exceed 1,500,000 Trust Units. This figure represents an upper limit, and the actual number of Trust Units that may be issued will be dependent upon the aggregate Performance Fee earned and the Unit Market Price. In addition, the Manager will have had to have elected to receive its Performance Fee in Trust Units. AOG has encouraged the Manager to elect to receive its Performance Fees in Trust Units as the Board of Directors
      of AOG believes that payment of such Performance Fees in Trust Units (as opposed to cash) better aligns the interests of the Manager with the interest of the unitholders.

      Accordingly, the Board of Directors of AOG have reserved an aggregate of up to 1,500,000 Trust Units for issuance to the Manager as payment for the Performance Fee, subject to regulatory and unitholder approval. The conditional approval of the TSX for the listing and issuance of up to 1,500,000 Trust Units to or as directed by the Manager was expressly given on the basis that the issuance of the Trust Units would be approved by a disinterested vote of unitholders. A disinterested vote of unitholders requires the approval of the majority of votes cast, in person or by proxy, at the Meeting, by other than the Manager, its officers, directors and their affiliates and associates and officers of AOG and their associates (the "Interested Persons"). As at March 31, 2004, Interested Persons had direct or indirect beneficial ownership of, or control or direction over 2,002,934 Trust Units. As a result, the Trust Units held by the Interested Persons will not be voted at the Meeting in relation to this matter.

      At the Meeting, unitholders other than the Interested Persons will be asked to consider, and, if thought fit, to pass an ordinary resolution as follows:

            "BE IT RESOLVED THAT the issuance of up to 1,500,000 Trust Units to or as directed by Advantage Investment Management Ltd. (the "Manager") in satisfaction of the annual performance fee earned or to be earned by the Manager pursuant to the terms of the Management Agreement, be approved."

      The principal reason for the issuance of Trust Units to the Manager is to align the economic interests of the Manager with the interests of the unitholders. If the issuance of the Trust Units is not approved, the Trust and AOG will have to satisfy payment of any annual Performance Fee earned in 2004 by a cash payment to or as directed by the Manager, which may result in a reduction of the aggregate sum of distributions to unitholders or an increase in the debt of the Trust.

7.    Amendment to the Trust Unit Rights Incentive Plan

      On April 8, 2004, the Board of Directors of AOG approved an amendment to the Trust Unit Rights Incentive Plan (the "Incentive Plan") to increase the number of rights ("Rights") to purchase Trust Units authorized under the Incentive Plan from 250,000 to 500,000. The purpose of the Incentive Plan is to provide effective long term incentives to the independent directors of AOG and to reward them on the basis of the long term Trust Unit trading price performance and income of the Trust, thereby: (i) reflecting the total returns to holders of Trust Units; and (ii) aligning their interest with the holders of Trust Units. Only independent directors of AOG are eligible to receive Rights under the Incentive Plan.

      The Incentive Plan previously permitted the granting of rights to purchase up to a maximum of 250,000 Trust Units, representing approximately 0.65% of the issued and outstanding number of Trust Units as at March 31, 2004. Of the 250,000 Trust Units previously authorized under the Incentive Plan, 175,000 have been issued and 70,000 have been exercised. The Board of Directors of AOG has approved an increase in the number of Rights authorized under the Incentive Plan to 500,000 Trust Units (being approximately 1.3% of the issued and outstanding number of Trust Units) with Rights to purchase 325,000 Trust Units (being 0.85% of the issued and outstanding Trust Units) available for grant. The approval by the Board of Directors of AOG is required for any grant of Rights under the Incentive Plan.

      The number of Rights and the exercise price thereof is set by the Board of Directors of AOG at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. Rights granted under the Incentive Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon a holder of Rights ceasing to be a director of AOG or upon the death of a holder. The Rights are non-transferable and non-assignable. Rights granted under the Incentive Plan to date have vested at the time of being granted and been exercisable for a period of four years.

      Because the objective of the Trust is to maximize distributable income and long term value growth in order to maximize benefit to Unitholders, fixed price options or rights only reflect the benefit from the growth value objective, which is not expected to be material, given the Trust's policy of distributing cash flow as opposed to reinvesting cash flow and, accordingly, do not reflect any benefit to fixed price option or rights holders from achieving the distribution objective. Accordingly, the Incentive Plan allows for a decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders.

      For example, if Rights had been granted on April 6, 2004, the initial exercise price of such rights could not have been less than $19.00, being the closing market price of the Trust Units on the day immediately preceding such date (the "Initial Exercise Price"). While Rights are still outstanding, the holder of such Rights would be entitled to receive the benefit of distributions made during the period the Rights were held by way of a decreased exercise price in amounts equal to distributions made during such period (such decreased price being referred to as the "Revised Exercise Price"). The Incentive Plan provides that the holder of the Rights may elect to exercise the Rights at either the Initial Exercise Price or the Revised Exercise Price.

      The Board of Directors has reviewed the amendment to the Incentive Plan and, based on this review and is satisfied that the increase in Rights authorized under the Incentive Plan is appropriate. Shareholder approval of the amendment to the Incentive Plan is not required by law, but the TSX has requested Unitholder approval of the Incentive Plan by a majority of the votes cast at the Meeting, other than votes attaching to Trust Units held by the independent directors of AOG and their associates. The form of Trust Unit Rights Incentive Plan Resolution is as follows:

BE IT RESOLVED THAT:

      1. The amendment to the Trust Unit Rights Incentive Plan to increase the number of Rights authorized for granting under the Incentive Plan from 250,000 Rights to 500,000 Rights, as described in the Information Circular-Proxy Circular dated April 16, 2004, be and it is hereby confirmed, ratified and approved; and

      2. Any director or officer of Advantage Oil & Gas Ltd. be and is hereby authorized, for and on behalf of the Trust, to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

      Implementation of the amendment to the Incentive Plan is also subject to receipt of all necessary regulatory approvals, including the approval of the TSX.

EXECUTIVE COMPENSATION

Cash and Other Compensation

      The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer and each of the Corporation's five most highly compensated executive officers during the financial period from May 24, 2001 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

                                                  Summary Compensation Table
-------------------------------------------------------------------------------------------------------------------------
                                                                               Long-Term Compensation
                                                                         ------------------------------------------------
                                            Annual Compensation                  Awards            Payouts
-------------------------------------------------------------------------------------------------------------------------
                                                                         Securities   Restricted
                                                                            Under      Shares or
                         Period or                                        Options/    Restricted
                            Year                              Other         SARs         Share       LTIP      All Other
Name and Principal         Ended      Salary    Bonus        Annual        Granted       Units     Payouts   Compensation
   Position               Dec. 31      ($)       ($)      Compensation       (#)          ($)        ($)         ($)
-------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader(4)          2003     206,000      Nil          Nil           Nil          Nil        Nil          Nil
President and Chief         2002     202,140      Nil          Nil           Nil          Nil        Nil          Nil
Executive Officer           2001     105,000      Nil          Nil           Nil          Nil        Nil          Nil
-------------------------------------------------------------------------------------------------------------------------
Patrick J. Cairns(4)        2003     177,500      Nil          Nil           Nil          Nil        Nil          Nil
Senior Vice President       2002     174,065      Nil          Nil           Nil          Nil        Nil          Nil
                            2001      90,417      Nil          Nil           Nil          Nil        Nil          Nil
-------------------------------------------------------------------------------------------------------------------------
Peter Hanrahan              2003     125,000   36,164(1)       Nil           Nil          Nil        Nil          Nil
Chief Financial             2002     105,000   16,813(1)       Nil           Nil          Nil        Nil          Nil
Officer                     2001      61,693   18,360(2)       Nil           Nil          Nil        Nil          Nil
-------------------------------------------------------------------------------------------------------------------------
Gary Bourgeois(4)           2003     143,300      Nil          Nil           Nil          Nil        Nil          Nil
Vice President,             2002     140,375      Nil          Nil           Nil          Nil        Nil          Nil
Corporate Development       2001      72,917      Nil          Nil           Nil          Nil        Nil          Nil
-------------------------------------------------------------------------------------------------------------------------
Toshiyuko Takahashi(4)      2003     143,300      Nil          Nil           Nil          Nil        Nil          Nil
Vice President,             2002     140,375      Nil          Nil           Nil          Nil        Nil          Nil
Exploitation                2001      72,917      Nil          Nil           Nil          Nil        Nil          Nil
-------------------------------------------------------------------------------------------------------------------------
Rick Mazurkewich            2003     143,300   60,273(1)       Nil           Nil          Nil        Nil          Nil
Vice President,             2002     140,375   35,026(1)       Nil           Nil          Nil        Nil          Nil
Operations                  2001      70,417   36,000(2)       Nil           Nil          Nil        Nil          Nil
-------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Represents amounts allocated to Messrs. Hanrahan and Mazurkewich pursuant to the quarterly Operating Fee payable to the Manager as further distributed to the employees of AOG. See "Management Agreement - Management Fees". Messrs. Hanrahan and Mazurkewich also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2002, Messrs. Hanrahan and Mazurkewich were allocated $340,055 and $775,250, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered during 2003, Messrs. Hanrahan and Mazurkewich were allocated $561,737 and $936,228, respectively, which amounts were paid in Trust Units.

(2) $19,500 of the bonus amount paid to Mr. Mazurkewich and $9,360 of the bonus amount paid to Mr. Hanrahan was funded by Management Fees allocated by the Manager to employees of AOG for such purpose. See "Management Agreement - Management Fees".

(3) During 2003 there were six executive officers of AOG. In respect of the financial period ended December 31, 2003, the six executive officers received, in the aggregate, cash remuneration of $938,400, exclusive of amounts received as management fees. See Notes (1) and (2) above and "Management Agreement - Management Fees".

(4) These officers hold economic interests in the Manager and, accordingly, receive an indirect compensation through amounts paid to the Manager. See "Management Agreement - Management Fees".

Management Agreement

      The Trustee, as trustee for and on behalf of the Trust, the Manager and AOG entered into the Management Agreement, pursuant to which AOG and the Trust engaged Advantage Investment Management Ltd. as manager of the Trust and AOG.

The Manager

      The offices of the Manager are located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The name, municipality of residence, positions held and principal occupation of each director and senior officer of the Manager are set forth below:

Name and Municipality
    of Residence        Position with AOG and/or the Manager                Principal Occupation
---------------------   ------------------------------------   --------------------------------------------
Kelly I. Drader         Director,   President   and   Chief    President and Chief Executive Officer of AOG
Calgary, Alberta        Executive  Officer  of AOG  and the
                        Manager

Gary Bourgeois          Director, Vice President, Corporate    Vice President, Corporate Development of AOG
Toronto, Ontario        Development of AOG and Director and
                        Vice President of the Manager

Patrick J. Cairns       Senior  Vice  President  of AOG and    Senior Vice President of AOG
Calgary, Alberta        Director and Vice  President of the
                        Manager

Toshiyuki Takahashi     Vice President, Exploitation of AOG    Vice President, Exploitation of AOG
Calgary, Alberta        and Director and Vice  President of
                        the Manager

      In addition to salaries received in their capacities as executive officers of AOG, Messrs Drader, Bourgeois, Cairns and Takahashi also indirectly receive management fees in their capacities as shareholders of the Manager.

Management Fees

      In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager receives the following fees:

      (a) a fee (the "Operating Fee") in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 15th day following any such calendar quarter or if such day is not a business day, on the next business day; and

      (b) a Performance Fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

      In addition, the Manager has the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period. For the year ended December 31, 2003, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $19,592,085 and the Operating Fee totalled $1,679,492. In respect of the Performance Fee, the Manager elected that 100% of the Performance Fee be payable in Trust Units, resulting in the issuance of 1,099,104 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,530,695 (paid with 366,368 Trust Units) of the $19,592,085 Performance Fee and $559,831 of the $1,679,492 Operating Fee was allocated to the employees of AOG with the balance allocated to the Manager.

      The Manager's representatives who act as employees or officers of AOG are entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and are entitled to industry competitive salaries (as approved by the Board of Directors of AOG) for acting in such capacity. For the period ended December 31, 2003, representatives of the Manager who acted as employees or officers of AOG received an aggregate of $670,100 in salary.

      The Manager does not receive any acquisition or disposition fees.

      The Operating Fee and Performance Fee referred to in (a) and (b) above (collectively, the "Management Fees") have funded all employee bonuses and incentive plans and have, to date (including fees earned in 2003), been allocated by the Manager on the following basis:

               the Manager's Shareholders            66 2/3%
               Employees of AOG                      33 1/3%

      The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG have been distributed based upon the recommendations of the Manager as approved by the Board of Directors of AOG.

Term and Termination

      The initial term (the "Initial Term") of the Management Agreement is 3 years, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the Board of Directors of AOG has not given notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of the Initial
Term), a termination fee (the "Initial Termination Fee") equal to the Management Fees paid for the immediately-prior two years shall be payable. Upon completion of the Initial Term, in all instances of termination (except where the Management Agreement terminates at the end of a Renewal Term), a termination fee ("Subsequent Termination Fee") equal to the Management Fees paid for the immediately-prior 2 1/2 years shall be payable. In no instance shall the Manager be entitled to both the Initial Termination Fee and the Subsequent Termination Fee (collectively referred to herein as the "Termination Fees"). Notwithstanding the foregoing, if, during the Initial Term, Kelly Drader (or an alternative individual with comparable skill and experience who is acceptable to the Board of Directors of AOG) no longer provides all or substantially all of his work time to AOG and the Trust, the Management Agreement can be terminated by AOG and the Trust and the Manager will not be entitled to any Termination Fees.

      In addition, the Manager will be entitled to receive any unpaid fees that have accrued prior to termination and to reimbursement by the Trust and AOG of general and administrative costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

Report on Executive Compensation

      The Human Resources, Compensation and Corporate Governance Committee is comprised of Messrs Sharpe (Chair) and Myers and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

      The compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation is fixed by contract. The Management Agreement also requires that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG's executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

      To date, the Corporation's current compensation plan for its executive officers has consisted of a base salary and bonuses. As the Management Agreement requires that those employees of the Manager who also serve as executive officers of the Corporation receive industry-competitive salaries, the Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada.

      Advantage has not adopted a formal bonus plan. Bonuses paid to executive officers to date have been based upon recommendations made by the Corporation's Chief Executive Officer to the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration, makes a further recommendation to the Board of Directors for approval. Bonuses paid to executive officers will be paid out of the Management Fees otherwise payable to the Manager. Under the Management Agreement, the Manager is entitled to receive reimbursement for its general and administrative costs, however, employee bonuses and other amounts paid to employees under incentive plans are not reimbursable.

      The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

      Steven Sharpe (Chair)
      Roderick M. Myers

PERFORMANCE CHART

      The closing price of the Trust Units on the TSX on their first day of trading on May 29, 2001 was $12.50. The closing price of the Trust Units on the TSX on December 31, 2001 was $8.12, on December 31, 2002 was $13.00 and on December 31, 2003 was $17.83. During 2001, 2002 and 2003, monthly cash distributions were paid to Unitholders of record in the following amounts:

    For the 2001 Period Ended   Distributions per Unit   Payment Date
    -------------------------   ----------------------   ------------------

    June 30                             $  0.28          July 16, 2001
    July 31                                0.28          August 15, 2001
    August 31                              0.22          September 17, 2001
    September 30                           0.22          October 15, 2001
    October 31                             0.15          November 15, 2001
    November 30                            0.15          December 17, 2001
    December 31                            0.15          January 15, 2002
                                        -------
    Total:                              $  1.45

    For the 2002 Period Ended   Distributions per Unit   Payment Date
    -------------------------   ----------------------   ------------------

    January 31                          $  0.15          February 15, 2002
    February 28                            0.13          March 15, 2002
    March 31                               0.13          April 15, 2002
    April 30                               0.13          May 15, 2002
    May 31                                 0.13          June 17, 2002
    June 30                                0.13          July 15, 2002
    July 31                                0.13          August 15, 2002
    August 31                              0.13          September 16, 2002
    September 30                           0.13          October 15, 2002
    October 31                             0.18          November 15, 2002
    November 30                            0.18          December 16, 2002
    December 31                            0.18          January 15, 2003
                                        -------
    Total:                              $  1.73

    For the 2003 Period Ended   Distributions per Unit   Payment Date
    -------------------------   ----------------------   ------------------

    January 31                          $  0.18          February 18, 2003
    February 28                            0.23          March 17, 2003
    March 31                               0.23          April 15, 2003
    April 30                               0.23          May 15, 2003
    May 31                                 0.23          June 16, 2003
    June 30                                0.23          July 15, 2003
    July 31                                0.23          August 15, 2003
    August 31                              0.23          September 15, 2003
    September 30                           0.23          October 15, 2003
    October 31                             0.23          November 17, 2003
    November 30                            0.23          December 15, 2003
    December 31                            0.23          January 15, 2004
                                        -------
    Total:                              $  2.71

      The following graph illustrates changes from May 29, 2001 to December 31, 2003, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Oil & Gas Producers Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)

                                  [LINE GRAPH]

                                                               ---------------------------------------------------
                                                               2001/05/29   2001/12/31   2002/12/31   2003/12/31
------------------------------------------------------------------------------------------------------------------
Advantage Energy Income Fund Unitholder Total Return               100          77           129          168
------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                                            100          94            82          104
------------------------------------------------------------------------------------------------------------------
TSX Oil & Gas Producers Index                                      100          91           105          127
------------------------------------------------------------------------------------------------------------------
S&P/TSX Capped Energy Trust Index                                  100          88           105          154
------------------------------------------------------------------------------------------------------------------

Note:

(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared prior to December 31, 2001, 2002 and 2003, respectively.

CORPORATE GOVERNANCE

General

      In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all issuers listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines. During 2002, the TSX issued further proposed guidelines (the "Proposed Guidelines") and encouraged listed companies to review and consider voluntarily providing the suggested information in order to enhance the quality of their disclosure. The Trust reviewed the Proposed Guidelines and, where deemed appropriate, amended its internal policies, mandates and terms of reference of its committees to comply with the Proposed Guidelines.

      More recently, the Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators.

The impact of Multilateral Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Policy 51-102 in respect of continuous disclosure obligations and proposed Multilateral Instrument 58-201 on effective corporate governance have been considered and, in respect of such instruments which have yet to come into force, will continue to be considered by the Trust.

      Set out in Schedule "B" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture, Shareholder Agreement and Management Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines and Proposed Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines and Proposed Guidelines.

REMUNERATION OF DIRECTORS OF AOG

      The Chairman of AOG was paid an annual retainer of $15,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting), plus expenses of attending such meetings during 2003. Each of the other directors of AOG, with the exception of those who are employees of AOG and the Manager, received an annual retainer of $10,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting), plus expenses of attending such meetings. In addition, during 2003 the Chairman of the Human Resources, Compensation and Corporate Governance Committee received a $20,000 payment and each of the other independent directors received a $5,000 payment in connection with deliberations which occurred regarding the possible internalization of management of the Trust. In the fiscal period of the Trust ended December 31, 2003, a total of $189,000 in fees were paid to the independent directors of AOG.

      In addition to the aforementioned fees, the five independent directors of AOG each received 35,000 Trust Unit incentive rights (the "Rights") on August 16, 2002. The Rights were granted pursuant to the Trust's Trust Unit Rights Incentive Plan (the "Plan") and are exercisable for a period of four years from the date of grant at an initial exercise price (the "Initial Exercise Price") of $11.38 per Trust Unit (being the closing market price of the Trust Units on the TSX on the day prior to grant). The Plan allows for decrease in the exercise price of the Rights over time based upon distributions made by the Trust to unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decrease price being referred to as the "Revised Exercise Price"). The Plan provides that the holder of the Rights may elect to exercise the Rights at either the Initial Exercise Price or the Revised Exercise Price. A maximum of 250,000 Trust Units may be issued under the Plan, of which 175,000 Rights have been issued to date and 70,000 of which have been exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

      There is not, and has not been, any indebtedness outstanding from directors or officers of AOG or directors or senior officers of the Manager or, in each case, their respective known associates and affiliates, or the Trustee or its affiliates to the Trust or AOG at any time since January 1, 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

      There were no other material interests, direct or indirect, of directors of AOG or directors and senior officers of the Manager, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction during 2003 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG other than (i) certain insiders purchasing Trust Units or Debentures under the public offerings of such securities completed during 2003, and (ii) as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

      The Manager is not aware of any material interest of any director or nominee for director of AOG or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

      The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

      The Trust will provide, without charge to a unitholder, a copy of the latest annual information form and any documents incorporated therein by reference, the 2003 annual report to unitholders containing comparative financial statements for 2003 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Chief Financial Officer, Advantage Energy Income Fund, 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. If you wish, this information may also be accessed on our website (www.advantageincome.com).

APPROVAL AND CERTIFICATION

      The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of AOG on behalf of the Trust.

      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

      DATED April 16, 2004.

                          ADVANTAGE ENERGY INCOME FUND
                          By: Advantage Oil & Gas Ltd.

      (signed) Kelly I. Drader                (signed) Peter Hanrahan
      President and                           Chief Financial Officer
      Chief Executive Officer

                                  SCHEDULE "A"
                     "TRUST INDENTURE AMENDMENT RESOLUTION"

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.    the Trust Indenture be amended as follows:

      (a)   by adding the following as Section 3.08 of the Trust Indenture:

            3.8   Non-Resident Ownership Constraint

            (a) From time to time, the Corporation, shall take reasonable steps under the circumstances to monitor the number of Trust Units beneficially owned by non residents of Canada (within the meaning of the Income Tax Act) with a view to generally determining that the level of non resident ownership remains at not more than 45% of the issued and outstanding units on a diluted basis (the "Ownership Threshold"). Upon the Board of Directors being advised that the level of non-resident ownership has exceeded the Ownership Threshold and continues to do so for four consecutive months, the Board of Directors shall review strategies to maintain majority ownership of Trust Units by Canadian residents in order to ensure that the Trust is not being maintained primarily for the benefit of non residents of Canada. In addition to other strategies to maintain majority Canadian ownership which the Board of Directors may approve from time to time, the Corporation be authorized hereunder and entitled to implement non-resident ownership constraints, including the following measures:

                  (i) the Corporation may advise the Trustee and the Transfer Agent, and the Trust may make a public announcement advising that the Ownership Threshold has been exceeded and:

                        (A) neither the Corporation, on behalf of the Trust, nor the Transfer Agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless (i) the person provides a declaration that the person is not a non resident of Canada; or (ii) the person provides a declaration from the transferor that the transferor of the Trust Units is a non resident of Canada; and

                        (B) the Transfer Agent shall (upon receiving a direction from the Corporation and a suitable indemnity from the Trust) send a notice to non resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Corporation may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Corporation with satisfactory evidence that they are not non residents of Canada within such period, the Corporation may on behalf of such

                              Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units.

                  The Corporation shall inform the Transfer Agent of the provisions of this subsection 3.8(a), and the Corporation or the Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident in order to effect this subsection 3.8(a).

            (b) It is acknowledged that the Corporation will not be able to definitively determine the number and percentage of Trust Units held by non residents of Canada. Accordingly, the Corporation may exercise its discretion in determining whether or not such Trust Units are held by non residents of Canada, and any reasonable and bona fide exercise by the Corporation of its discretion shall be binding for the purpose of this
                  Section 3.8 and shall not subject any of the Trustee, the Transfer Agent or the Corporation or their respective directors, officers, employees or agents to any liability for any violation of the non resident ownership restrictions which may occur during the term of the Trust.

            (c) Notwithstanding any other provision of this Indenture, non residents of Canada shall not be entitled to vote in respect of any Special Resolution to amend this Section 3.8.

      (b)   by  adding  the  following  terms to the  definitions  set  forth in
            Section 1.1 of the Trust Indenture:

            (i)   "9 3/8%  Notes"  means   the  9 3/8%   unsecured  subordinated
                  promissory notes of AOG issued on July 8, 2003 to the Trust;

            (ii) "9 3/8% Note Indenture" means the trust indenture providing for the issuance of the 9 3/8% Notes dated July 8, 2003;

            (iii) "8.5% Notes" means the 8.5% unsecured subordinated  promissory notes of AOG issued on December 2, 2003 to the Trust;

            (iv) "8.5% Note Indenture" means the trust indenture providing for the issuance of the 8.5% Notes dated December 2, 2003;

      (c) by amending the definition of "Distributable Income" to specifically reference the 9 3/8% Notes and the 8.5% Notes;

      (d) by amending the definition of "Material Contracts" in the Trust Indenture to include a reference to the 9 3/8% Note Indenture and the 8.5% Note Indenture;

      (e) by otherwise amending the Trust Indenture to make reference to the 9 3/8% Notes, 8.5% Notes, the 9 3/8% Note Indenture and the 8.5%
            Note Indenture where appropriate and by deleting, amending or adding any consequential language;

      (f) by amending Section 8.2 to include, as an item delegated from the Trustee to AOG, any matters related to the Trust's continuing qualification as a "mutual fund trust" under the Income Tax Act (Canada), including the implementation of non-resident ownership constraints pursuant to Section 3.8 of the Trust Indenture;

      (g) by amending Section 17.2 of the Trust Indenture to change the date within which unaudited quarterly financial statements of the Trust are required to be mailed from "60 days" to "45 days" and to clarify that the mailing requirement only applies to Unitholders who request copies of such financial statements; and

      (h) by amending Section 17.3(a) of the Trust Indenture to change the date within which audited consolidated financial statements of the Trust are required to be mailed from "140 days" to "90 days" and to clarify that the mailing requirement only applies to Unitholders who request copies of such financial statements.

2. Subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by the Unitholders.

3. The proper officers of Advantage Oil & Gas Ltd. ("AOG") and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of AOG may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

                                  SCHEDULE "B "

         Advantage TSX Corporate Governance Guidelines Compliance Table

---------------------------------------------------------------------------------------------------------------------
GUIDELINES                                      COMPLIANCE                            COMMENTS
---------------------------------------------------------------------------------------------------------------------
1.    The  Board  should   explicitly  assume
      responsibility  for the  stewardship of
      Advantage, including:

---------------------------------------------------------------------------------------------------------------------
(a)      the adoption of a strategic planning   Yes            The Board has adopted a formal mandate (the "Mandate")
         process;                                              which  sets  out  its  stewardship   responsibilities,
                                                               including  matters  related  to  strategic   planning.
                                                               Historically,  strategic  planning has occurred at the
                                                               Board  level  through  the  annual   budget   process,
                                                               quarterly updates and review of acquisitions and other
                                                               opportunities  that  arise from time to time where the
                                                               Board considers the suitability of such  opportunities
                                                               and the long term strategy for Advantage.

---------------------------------------------------------------------------------------------------------------------
(b)      the  identification of the principal   Yes            Directly  and through the Audit  Committee,  the Board
         risks of  Advantage's  business  and                  monitors  and  receives,  at minimum,  annual  reports
         the  implementation  of  appropriate                  respecting operations,  internal controls and business
         systems to manage these risks;                        risks from management and the external  auditors.  The
                                                               Mandate  of the  Board  calls  for the  review  of the
                                                               principal strategic and operational  opportunities and
                                                               risks  of  Advantage's  business  and  the  taking  of
                                                               reasonable  steps to  review  systems  implemented  by
                                                               management  to manage such  risks.  In  addition,  the
                                                               Independent  Reserve Evaluation  Committee reviews the
                                                               Corporation's   environmental,   health   and   safety
                                                               management  system, and through the Corporation's Vice
                                                               President,  Operations,  monitors its  operation.  The
                                                               same committee  reviews the reserve  evaluation report
                                                               prepared by an independent reservoir engineering firm,
                                                               meets   with  both  the   independent   engineer   and
                                                               management  and is to be apprised of any major changes
                                                               or potential future changes to reserves.  Furthermore,
                                                               the  Board  as  a  whole  has  implemented  a  revenue
                                                               protection program with management regularly reporting
                                                               to the Board with respect to hedging and other revenue
                                                               protection strategies.

---------------------------------------------------------------------------------------------------------------------
(c)      succession    planning,    including   Yes            The  Board  is  responsible  for  the  stewardship  of
         appointing,  training and monitoring                  Advantage through  consultation with management of AOG
         senior management;                                    and the Manager.  The  President  and Chief  Executive
                                                               Officer  is  instrumental   in  succession   planning,
                                                               including the training,  monitoring  and appointing of
                                                               senior management.  In addition,  the Human Resources,
                                                               Compensation   and  Corporate   Governance   Committee
                                                               reviews the  compensation  paid to management at least
                                                               annually and, when required makes  recommendations  to
                                                               the Board regarding appointments of corporate officers
                                                               and senior management.

---------------------------------------------------------------------------------------------------------------------
(d)      Advantage's  communications  policy;   Yes            Advantage  has adopted a  disclosure,  confidentiality
         and                                                   and trading policy (the "Disclosure  Policy") which is
                                                               intended to, among other things,  establish procedures
                                                               which  (i)  permit  disclosure  of  information  about
                                                               Advantage  to the  public  in a  timely  manner;  (ii)
                                                               ensure

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
GUIDELINES                                      COMPLIANCE                            COMMENTS
---------------------------------------------------------------------------------------------------------------------
                                                               that  non-publicly   disclosed   information   remains
                                                               confidential;  (iii) address how  Advantage  interacts
                                                               with  analysts  and  the  public;  and  (iv)  contains
                                                               measures for Advantage to avoid selective  disclosure.
                                                               The adoption of such Disclosure  Policy and procedures
                                                               was  implemented  for the purposes of requiring  sound
                                                               disclosure    practices   and   maintaining   investor
                                                               confidence as well as complying  with National  Policy
                                                               51-201 "Disclosure Standards", securities laws and the
                                                               Toronto  Stock  Exchange's  rules  on  disclosure  and
                                                               trading.  The  Disclosure  Policy  provides  that such
                                                               policy  is to be  reviewed  annually  and based on the
                                                               results  of the  review  may be  revised  accordingly.
                                                               Furthermore,  Advantage is required to send annual and
                                                               quarterly    disclosure    documents   and   financial
                                                               statements  to  registered  unitholders  and, as well,
                                                               issue press  releases with respect to material  events
                                                               for  the  Trust.  The  Board  or  individual   members
                                                               generally  approve all of Advantage's major compliance
                                                               and  communication  documents,  including  annual  and
                                                               quarterly   reports,    financing   documents,   press
                                                               releases, and other disclosure documents. In addition,
                                                               Advantage has delegated the  responsibility for direct
                                                               shareholder  communications to the Corporation's  Vice
                                                               President,  Corporate Development, who is available to
                                                               unitholders  and the  investment  community to discuss
                                                               Advantage's business and operations.  Inquiries may be
                                                               directed to Advantage's  investors'  relations line at
                                                               (416) 945-6636.

---------------------------------------------------------------------------------------------------------------------
(e)      the    integrity   of    Advantage's   Yes            The Board,  through its committees,  has established a
         internal   control  and   management                  system for monitoring internal controls and management
         information systems.                                  information  systems.  The  following  committees  are
                                                               responsible  for  reviewing  and advising the Board in
                                                               the noted areas:

                                                               Human Resources, Compensation and Corporate Governance
                                                               Committee:
                                                                         Board  committee  mandates,   engagement  of
                                                                         special   advisors,   annual   statement  of
                                                                         corporate   commercial   practices,    Board
                                                                         composition and independence, Board size and
                                                                         nomination of  candidates,  orientation  and
                                                                         education   programs   for  new   directors,
                                                                         appointments    of    senior     management,
                                                                         amendments  to  the  management   agreement,
                                                                         employment, remuneration and incentive plans

                                                               Audit Committee:
                                                                         financial reporting, disclosure,  compliance
                                                                         with    GAAP,     internal/external    audit
                                                                         functions,  oversight of financing plans and
                                                                         internal  control  systems and review of tax
                                                                         pools;  approval  of  non-audit  services by
                                                                         external auditors

                                                               Independent Reserve Evaluation Committee:
                                                                         reviews  reserves  and  National  Instrument
                                                                         51-101     reports,      compliance     with
                                                                         environmental    and   safety    regulation,
                                                                         environment    and   safety   policies   and
                                                                         emergency response plans.

                                                               In   addition,   the  Board  has   adopted  a  revenue
                                                               protection

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
GUIDELINES                                      COMPLIANCE                            COMMENTS
---------------------------------------------------------------------------------------------------------------------
                                                               plan to review and implement  hedging and  derivatives
                                                               policies and  transactions.  Advantage is  considering
                                                               the  implementation  of  an  overall  formal  code  of
                                                               business   ethics  to  govern  the  behaviour  of  its
                                                               directors,   officers,  employees  and  other  service
                                                               providers.  It is  intended  that the formal code will
                                                               incorporate and enhance a number of existing Advantage
                                                               policies that deal with such matters.

---------------------------------------------------------------------------------------------------------------------
2.    The Board should be constituted  with a   Yes            Six of the eight proposed members of the Board will be
      majority of individuals  who qualify as                  unrelated directors.
      unrelated directors.

---------------------------------------------------------------------------------------------------------------------
3.    The analysis of the  application of the   Yes            Of the eight proposed  members of the Board,  only two
      principles supporting the conclusion in                  are members of management.  The remaining six proposed
      paragraph 2 above.                                       members of the Board are independent of management and
                                                               are free from any  interest  and any business or other
                                                               relationship  (other than interests and  relationships
                                                               arising from unit and debenture  holdings,  which unit
                                                               and  debenture  holdings  are not  significant)  which
                                                               could, or could reasonably be perceived to, materially
                                                               interfere with such  directors'  ability to act in the
                                                               best interests of Advantage.

---------------------------------------------------------------------------------------------------------------------
4.    The Board should appoint a committee of   Yes            The  Human   Resources,   Compensation  and  Corporate
      directors   composed   exclusively   of                  Governance  Committee is responsible for proposing new
      outside,      i.e.,      non-management                  nominees to the Board and for  assessing  directors on
      directors,   a  majority  of  whom  are                  an ongoing  basis.  Such  committee  is  comprised  of
      unrelated    directors,     with    the                  outside, unrelated directors.
      responsibility  for  proposing  to  the
      full  Board new  nominees  to the Board
      and  for  assessing   directors  on  an
      ongoing basis.

---------------------------------------------------------------------------------------------------------------------
5.    The Board should implement a process to   Yes            The  Human   Resources,   Compensation  and  Corporate
      be  carried   out  by  the   Nominating                  Governance    Committee    has   been   assigned   the
      Committee    or    other    appropriate                  responsibility  of assessing the  effectiveness of the
      committee     for     assessing     the                  Board as a whole,  the committees of the Board and the
      effectiveness  of the Board as a whole,                  contribution of individual directors. Furthermore, the
      the  committees  of the  Board  and the                  Board   monitors  the   effectiveness   of  individual
      contribution of individual directors.                    directors  and  committees of the Boards by addressing
                                                               any concerns at Board meetings. Board members are free
                                                               to raise effectiveness issues. In addition,  the Board
                                                               has  implemented  the  use  of  an  annual  evaluation
                                                               process  whereby  members  of  the  Board  review  the
                                                               effectiveness  of the Board as a whole, its committees
                                                               and its individual members.

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6.    The  existence  of an  orientation  and   See Comments   There is no formal  education and orientation  program
      education  program for new  recruits to                  for new Board  members.  All  current  members  of the
      the Board.                                               Board have extensive  experience  serving on boards of
                                                               public entities. Management of the Corporation and the
                                                               Manager  are  available  to Board  members if specific
                                                               information  is  requested.  Given that new  directors
                                                               will be  added  infrequently,  no  formal  orientation
                                                               program is felt to be necessary at this time, however,
                                                               if such  need  does  arise,  implementation  of such a
                                                               program   for  new   recruits  to  the  Board  is  the
                                                               responsibility  of the Human  Resources,  Compensation
                                                               and Corporate Governance Committee.

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

---------------------------------------------------------------------------------------------------------------------
GUIDELINES                                      COMPLIANCE                            COMMENTS
---------------------------------------------------------------------------------------------------------------------
7.    The size of the Board and the impact of   Yes            The  Shareholder  Agreement  prescribes that the Board
      the  number  of   directors   upon  the                  shall  consist  of a  minimum  of five  members  and a
      Board's effectiveness.                                   maximum of nine members, with the initial number being
                                                               set at seven members.  The Board is comprised of seven
                                                               directors, which the Board believes is large enough to
                                                               permit a  diversity  of views and to staff the various
                                                               committees  of the  Board  without  being too large to
                                                               detract from the Board's efficiency and effectiveness.
                                                               Each of the  members  of the Board has  extensive  and
                                                               diverse  business and public company  experience  with
                                                               six of seven directors having  substantial  experience
                                                               in the oil and gas industry. In addition, three of the
                                                               seven  directors  have  extensive  experience  in  the
                                                               income fund and royalty  trust  sector.  Finally,  the
                                                               Human Resources, Compensation and Corporate Governance
                                                               Committee  has the  responsibility  of  assessing  the
                                                               effectiveness of the Board,  including considering the
                                                               appropriate size of the Board.

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8.    The    adequacy   and   form   of   the   Yes            Outside  directors are  compensated  by fees and trust
      compensation   of   directors    should                  unit  rights   issued  under  the  Trust  Unit  Rights
      realistically        reflect        the                  Incentive  Plan.   Compensation  levels  are  reviewed
      responsibilities  and risk  involved in                  periodically by the Human Resources,  Compensation and
      being an effective director.                             Corporate  Governance  Committee  (with  reference  to
                                                               compensation  surveys and other industry data),  which
                                                               committee   makes   recommendations   to  the   Board.
                                                               Directors' liability insurance is provided.  The Human
                                                               Resources,   Compensation  and  Corporate   Governance
                                                               Committee is  currently  in the process of  conducting
                                                               its annual  review of directors'  compensation  with a
                                                               view to  making a  recommendation  to the Board in the
                                                               coming months.

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9.    Committees    of   the   Board   should   Yes            All  committees  of the Board are composed of outside,
      generally   be   composed   of  outside                  unrelated directors.
      directors,   a  majority  of  whom  are
      unrelated directors.

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10.   The  Board's  responsibility  for (or a   Yes            The Board  believes  that its  approach  to  corporate
      committee   of  the   Board's   general                  governance practices is substantially  consistent with
      responsibility      for)     developing                  the Guidelines. The Human Resources,  Compensation and
      Advantage's   approach  to   governance                  Corporate  Governance  Committee  is  responsible  for
      issues.                                                  preparing and  recommending  to the Board annually the
                                                               statement of corporate  governance  practices  and for
                                                               dealing with other corporate governance matters.

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11.  The Board has developed:

---------------------------------------------------------------------------------------------------------------------
(a)   position descriptions for the Board and   Yes            The  Board  is  responsible  for  the  stewardship  of
      for the CEO,  involving the  definition                  Advantage through  consultation with management of AOG
      of   the    limits   to    management's                  and the Manager,  and  generally  directs the business
      responsibilities; and                                    and affairs of the Trust.  The  Management  Agreement,
                                                               Trust Indenture and  Shareholders'  Agreement  provide
                                                               for  specific   delegation   of  certain   duties  and
                                                               responsibilities  amongst the Manager,  management  of
                                                               AOG and the  Board of  Directors,  with  the  Board of
                                                               Directors  retaining a  supervisory  role and specific
                                                               authority  relating  to  significant  operational  and
                                                               other decisions. In addition, the Management Agreement
                                                               provides that the Manager agrees to make

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

---------------------------------------------------------------------------------------------------------------------
GUIDELINES                                      COMPLIANCE                            COMMENTS
---------------------------------------------------------------------------------------------------------------------
                                                               Kelly Drader available for performance of the services
                                                               to be performed  to the Trust and AOG and, Mr.  Drader
                                                               will,  during the Initial Term,  commit  substantially
                                                               all of his work time on an  annual  basis to the Trust
                                                               and AOG in  performing  the  executive  functions  and
                                                               services  defined in the  Management  Agreement and in
                                                               acting as AOG's President and Chief Executive Officer.

---------------------------------------------------------------------------------------------------------------------
(b)      the corporate  objectives  for which   Yes            The Chief  Executive  Officer,  together  with  senior
         the CEO is responsible for meeting.                   management,   implements   the  corporate   objectives
                                                               developed  with the Board while  operating  within the
                                                               parameters   of  the   Trust   Indenture,   Management
                                                               Agreement and Mandate of the Board.

---------------------------------------------------------------------------------------------------------------------
12.      The   appropriate   structures   and   Yes            The Shareholder  Agreement  prescribes that as long as
         procedures  to ensure that the Board                  the Manager is a party to the Management Agreement, it
         can   function    independently   of                  is entitled to designate two members to the Board with
         management.                                           the balance of the members being selected by a vote of
                                                               Unitholders.  One of the  directors so selected by the
                                                               Unitholders  must be the  Chairman  of the Board and a
                                                               majority of the Board must not be officers,  employees
                                                               or consultants of the Corporation,  the Manager or any
                                                               of   their   respective   affiliates.   In   addition,
                                                               committees  of  the  Board  must,  in  all  cases,  be
                                                               comprised of a majority of  directors  selected by the
                                                               Unitholders.  Accordingly,  the  majority of the Board
                                                               and its  committees  will  always  be  independent  of
                                                               Management.   In  addition,   Advantage  has  recently
                                                               instituted a practice where the non-management members
                                                               of  the  Board  meet   independently   of   management
                                                               following scheduled Board meetings.

---------------------------------------------------------------------------------------------------------------------
13(a)    The  Audit  Committee  of the  Board   Yes            The  Audit  Committee  consists  of  Messrs.  Tourigny
         should be  composed  only of outside                  (Chair),  Tolley and  Sharpe,  all of whom are outside
         directors.                                            directors.  Mr. Tourigny is a chartered accountant and
                                                               all of the members of the Committee  qualify as having
                                                               the  requisite   "financial   literacy"  suggested  by
                                                               Multilateral Instrument 52-110.

---------------------------------------------------------------------------------------------------------------------
(b)      The  roles and  responsibilities  of   Yes            The Audit  Committee  has  adopted a specific  charter
         the   Audit   Committee   should  be                  which defines it's role and responsibilities.
         specifically defined.

---------------------------------------------------------------------------------------------------------------------
(c)      The  Audit  Committee   should  have   Yes            The  Audit  Committee  (i)  reviews  with  Advantage's
         direct  communication  channels with                  auditors and with  management  Advantage's  accounting
         the internal  and external  auditors                  principles,   policies  and  practices;  (ii)  reviews
         to  discuss   and  review   specific                  Advantage's audited consolidated  financial statements
         issues as appropriate.                                with the  auditors  prior to their  submission  to the
                                                               Board  for  approval;   and  (iii)  reviews  with  the
                                                               auditors  the  adequacy  of  Advantage's   accounting,
                                                               financial and operating controls.

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

---------------------------------------------------------------------------------------------------------------------
GUIDELINES                                      COMPLIANCE                            COMMENTS
---------------------------------------------------------------------------------------------------------------------
(d)      The Audit Committee's  duties should   Yes            The Audit Committee  reviews the scope and adequacy of
         include oversight responsibility for                  management's internal controls and reporting.
         management   reporting  on  internal
         controls  and  should   ensure  that
         management    has    designed    and
         implemented  an effective  system of
         internal controls.

---------------------------------------------------------------------------------------------------------------------
14.   The existence of a system which enables   Yes            A director or a group of directors may engage  outside
      an  individual  director  to  engage an                  advisors  at the  expense  of  Advantage,  subject  to
      outside   advisor  at  the  expense  of                  approval  of the  Human  Resources,  Compensation  and
      Advantage in appropriate circumstances,                  Corporate Governance Committee.
      subject   to   the   approval   of   an
      appropriate committee of the Board.

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